   Media General, Inc. 333 E. Franklin St. Richmond, Virginia 23219 (804) 887-5000 www.mediageneral.com

(804) 887-5180

Fax (804) 819-1230

 tmulvaney@mediageneral.com

Timothy J. Mulvaney

Controller and Chief Accounting Officer

September 6, 2013

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Ref:	Media General, Inc. (Registrant) Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 Commission File No. 001-06383

Dear Mr. Spirgel:

This letter is submitted in response to the staff’s comment contained in your letter, dated August 30, 2013, regarding the Form 10-K of Media General, Inc. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2012, filed February 28, 2013. In the following paragraphs, the staff’s comment is presented in bold, followed by the Registrant’s response.

Annual Report on Form 10-K for the fiscal year ended December 31, 2012

Network affiliation agreements, page 53

1. We note your response to comment 7. In estimating the useful life of network affiliation agreements, tell us how you considered your ability to renew your network affiliation agreements without incurring significant costs. In this regard tell us your consideration to recent industry developments with respect to major networks’ demand for an increasing share of retransmission fees as a condition for renewals of affiliation agreements, the level of flat fees or retransmission fees that you are required to pay in relation to the carrying amount of the network affiliation agreements, the general willingness of distributors to continue paying higher fees, and willingness of consumers as well to pay such fees passed on to them in the form of higher cable and satellite fees. Additionally, tell us how you concluded that “the same basic bargain remains in place.”

Registrant’s Response

The basic bargain of a network affiliation agreement has remained largely unchanged in the 60+ years of television history. The networks utilize local television stations across the country as an outlet for their programming to accumulate viewers that they can deliver to advertisers. The locally owned television stations want high-quality programming to retain and attract viewers to their stations and to their own locally produced programming (e.g., news broadcasts). The relationship benefits both parties in the form of cross-promotion and higher revenues. Although evidenced in the form of a contract – a network affiliation agreement – it is better thought of as a relationship. It is important to realize that the asset the Registrant is amortizing is most definitely reflective of the value of the relationship over time and not one specific interval in place at the time of purchase of the station. Network-affiliated stations are more profitable than independent ones. While events will from time to time lead one party or the other to adjust the particulars of the relationship, the basic bargain – a distribution network in return for programming – has not changed. Below is some history before addressing the specific points raised by the comment.

Originally most network affiliation agreements were one-year agreements. After 30-40 years of there being the big three networks, FOX in the early 1990s embarked on a building a new national network. This caused most networks to move to 10-year agreements. This model reigned for about two decades. In recent years, with the advent of retransmission, agreements have moved to three or four years. Through all these changes an overwhelming majority of “relationships” between individual stations and their networks stayed in place.

Originally, the major networks paid local stations to run their programming. Again this model reigned for decades. The amounts varied going up and then coming down. This was followed by a period during which general payments did not flow in either direction. In the most recent round of renewals (some of which have not yet worked their way through existing contracts), all the major networks are looking for payments that are directly or indirectly related to a revenue stream – retransmission fees – that did not exist when the network affiliation agreements were last signed. Through all these changes an overwhelming majority of “relationships” between individual stations and their networks stayed in place.

Originally there was a wide-variation in how much of network programming was required to be aired. In the very early years, stations were affiliated with more than one network. Increasingly, stations became affiliated with only one network and running alternative programming for certain hours of a day was less common. Under FCC regulations regarding use of the public airwaves, a station must retain the right to preempt programming in certain circumstances. Today, outside of the FCC mandated instances, not “fully-clearing” the network schedule is something subject to negotiation and is limited via network affiliation agreements. Through all these changes an overwhelming majority of “relationships” between individual stations and their networks stayed in place.

Originally the networks would bid on major events – such as the Super Bowl or the Olympics – and pay the rights fees themselves. Since the mid-1990s, they have asked their affiliates to share in these major expenditures – and provided them with saleable advertising inventory within the programs as part of the arrangement. Again, through all these changes an overwhelming majority of “relationships” between individual stations their networks have stayed in place.

The relationships endure for several reasons:

●	There is a cost to both parties in the form of reduced ratings and viewer confusion when stations change – this lowers revenues for both parties.
●	The parties have historically worked with one another as unique circumstances have arisen in local markets and have built a level of comfort and trust.
●	They understand that the long-term financial health of their “partner” is in their own best long-term interest.
●	In smaller to mid-sized markets there are often no unaffiliated stations (i.e., there is not a party ready to make an alternative deal with the network).

It is against this historical background that the Registrant views recent developments. With regards to retransmission revenues, the Registrant recorded its first revenues in the early 2000s. The amounts paid by cable and satellite providers have grown significantly only in the last few years. This has been an entirely new revenue stream for which there was very little incremental cost to a station. On one side of the equation, network affiliation agreements come up for renewal and the networks negotiate to share in this new revenue stream – sometimes using retransmission revenues as a part of a calculation to determine the amount to be paid, in other instances agreeing to a flat fee, and in still other instances adopting a hybrid approach. On the other side, the Registrant is renewing agreements with distributors with increases in the per subscriber monthly fee. Since this dynamic started, the only affiliation agreements that the Registrant has had come up for renewal were for its NBC affiliates. The Company successfully completed this renewal for eight stations incurring minimal up-front costs as it anticipated it would. The details of this agreement are included in a Form 8-K filed December 10, 2012, and when fully implemented the Registrant would expect its payments to NBC to approximate half the level of its retransmission revenues for those stations. However during the same time period, the Registrant believes that it is not unreasonable to expect that increases in fees that it is collecting from cable and satellite providers will cover much, if not all, of the amounts owed to the networks. Overall station profitability is not expected to be adversely affected, and when one considers the new retransmission revenue stream since the last contract was signed, it was actually enhanced. Most other terms of the network affiliation agreement contract were in accordance with its most recent predecessor agreement. The term for this agreement was four years. As with the Registrant’s historical norm, the relationship was maintained, the basic bargain of distribution for programming was unchanged and the Registrant believes that the life of its network affiliation asset remains appropriate.

The general willingness of distributors to continue paying higher fees, and willingness of consumers as well to pay such fees passed on to them in the form of higher cable and satellite fees is difficult to discern. The Registrant does not speak authoritatively with regard to those topics but will offer certain observations. Although cable television dates back to the late 1940s, it did not really become widespread until the early 1980s. Cable companies have increased fees regularly since then. Retransmission revenues for networks are a new revenue stream. Retransmission fees have risen – and in recent years significantly – since they began. However, when one considers that ESPN typically receives in excess of $5 per subscriber and the “Big 4 networks” are just now approaching a $1 per subscriber, there does seem to be considerable upside potential. This is particularly true when one thinks about the size of audience that a typical network affiliate brings to the table and that these local stations are typically the main source of local news – which is differentiated content from what national cable networks deliver. The distributors will have to make their own judgment about how much they are willing to pay to obtain rights to this desirable content. However they do have options beyond paying higher fees and passing it along to consumers. If fees paid to Big 4 networks increase, they can alter the station line-up and replace with lower cost – or no cost – shows thereby keeping their total cost base unchanged. They make these types of decisions every day. Their pricing is also constrained by competition between cable providers, satellite providers, phone companies, and other online based competitors.

The Staff’s questions about the general willingness of consumers and distributors to accept higher fees are good questions. It is not possible to answer those questions currently, but the marketplace will answer them in time. The fact that questions like this exist is not new. As noted above, whether it was length of contract, who pays who, how much of the network programming would be run, or how to share in the revenue and costs of special events or retransmission, or even the proliferation of the cable television industry itself in the early 1980s, the relationships have endured. More importantly, the strength of those relationships have proven durable in dealing with these types of questions. However, if a major adverse change were to occur, that would be an impairment indicator and trigger a test.

ASC 350-30-35-3(d) refers to the entities own experience in renewing arrangements. The renewal history of the stations that the Registrant currently owns is exemplary. Across 18 stations:

●	More than half of the stations have always been affiliated with the network they are currently affiliated with.
●	Two-thirds of the stations have been affiliated with their current network for more than 50 years.
●	The average length of relationship with their current affiliation is 48 years.

The stability evidenced in the bullets above is compelling. Although disputes do arise and circumstances do change, the industry norm is long-term relationships between networks and local stations, the Registrant’s norm is long-term network affiliation relationships, and recent developments are not out of line with past history. The asset that the Registrant is amortizing was valued with an expectation of an ongoing relationship. That expectation continues to be met. Neither recent developments nor the renewal in 2012 of the NBC arrangement altered this assessment for the Registrant, and it believes its weighted average remaining useful life of 16 years is appropriate.

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We hope the staff finds the above information responsive to its comment. In connection with this response, the Registrant acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 887-5180.

Very truly yours,

/s/ Timothy J. Mulvaney

Timothy J. Mulvaney

cc:	George L. Mahoney James F. Woodward Andrew C. Carington Ivette Leon (SEC) Kathryn Jacobson (SEC)